

Mailstop 3233

December 20, 2017

Mr. Steve Ross.
Chief Financial Officer and Director
Polaris Futures Fund L.P.
c/o Ceres Managed Futures LLC
522 Fifth Avenue
New York, New York 10036

> **Re:** **Polaris Futures Fund L.P.**
> **Form 10-K**
> **Filed March 28, 2017**
> **File No. 000-53115**

Dear Mr. Ross:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

1. We note that the financial statements of Polaris Futures Fund, L.P. (the investor fund) have been prepared using a fund of funds presentation. As such the investor fund's pro-rata share of all expenses of the investee funds are embedded in the net change in unrealized gains (losses) on investment. Please tell us how you considered the need to disclose and discuss these embedded expenses, included any embedded brokerage, clearing and transaction fees, as part of your analysis of the unrealized gains (losses).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or the undersigned at 202-551-3438 if you have questions regarding our comment on the financial statements and related matters.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Mr. Robert F. Telewicz Jr.
Branch Chief
Office of Real Estate and
Commodities